SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Bonds.com Group, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

098003106

(CUSIP Number)

Scott Pintoff, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

October 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons GFINet Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 166,832,265*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 166,832,265*

11	Aggregate Amount Beneficially Owned by Each Person 166,832,265*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.1**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of February 28, 2013), and the exercise of all common stock warrants held as of February 28, 2013.  See Item 5.

** Calculated based on 97,375,008 shares of common stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc (as defined below) in the Trimarc Purchase Agreement (as defined below) filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013. The Reporting Persons have not effected any acquisition or disposition of any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012. The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of common stock.  Please see the Explanatory Note below.

SCHEDULE 13D

1	Name of Reporting Persons GFI Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 166,832,265*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 166,832,265*

11	Aggregate Amount Beneficially Owned by Each Person 166,832,265*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.1**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of February 28, 2013), and the exercise of all common stock warrants held as of February 28, 2013.  See Item 5.

** Calculated based on 97,375,008 shares of common stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc (as defined below) in the Trimarc Purchase Agreement (as defined below) filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013. The Reporting Persons have not effected any acquisition or disposition of any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012. The beneficial ownership percentage reflected herein represents a change in the beneficial ownership percentage from that set forth in Amendment No. 2 to Schedule 13D that primarily relates to a change in the number of outstanding shares of common stock.  Please see the Explanatory Note below.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 8, 2011, as amended by Amendment No. 1 filed on December 9, 2011 and Amendment No. 2 filed on June 15, 2012 (such Schedule 13D, as so amended, the “Original Schedule 13D”).  The Original Schedule 13D, together with this Amendment No. 3, are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 3 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 1500 Broadway, 31st Floor, New York, New York 10036.  Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings given to them in the Original Schedule 13D.

Explanatory Note:  The Reporting Persons have not effected any acquisition or disposition of any securities of the Issuer since the filing of Amendment No. 2 to Schedule 13D on June 15, 2012. The purpose of this Amendment No. 3 is to update certain information contained in the Original Schedule 13D in order to reflect certain transactions that were effected by the Issuer, specifically:

•                  A change in the number of outstanding shares of Common Stock, as disclosed by the Issuer in its Current Report on Form 8-K filed by the Issuer on October 17, 2012, which disclosed that the Issuer had repurchased 7,582,850 shares of its Common Stock from a person not affiliated with the Reporting Person (the “October 2012 Share Repurchase”); and

•                  The addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person Stockholder (as defined herein), effective on February 28, 2013.

Item 1.         Security and Issuer

The second sentence of Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The address of the Company’s principal executive offices is 1500 Broadway, 31st Floor, New York, New York 10036.

Item 2.         Identity and Background

Subparagraph (a) of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D is filed on behalf of GFI Group Inc. (“GFI Group”), a Delaware corporation, and GFINet Inc. (“GFINet”), a Delaware corporation and a wholly owned subsidiary of GFI Group (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  Schedule I hereto, with respect to GFI Group, and Schedule II hereto, with respect to GFINet, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning shares of the Issuer’s Series C Preferred Stock, Series E Convertible Preferred Stock (the “Series E Preferred Stock”), Series E-1 Convertible Preferred Stock (the “Series E-1 Preferred Stock”) and/or Series E-2 Convertible Preferred Stock (the “Series E-2 Preferred Stock”) and that are parties to the Amended and Restated Series E Stockholders’ Agreement (as defined below) (the “Non-Reporting Person Stockholders”). If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 950,850,663 which represents approximately 90.7% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc (as defined below) in the Trimarc Purchase Agreement (as defined below) filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of February 28,

2013), and the exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders. The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

Note:  Except as otherwise indicated herein, all of the beneficial ownership information set forth herein is as of February 28, 2013 (i.e., after giving effect to the October 2012 Share Repurchase and the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person Stockholder which occurred on February 28, 2013). For the beneficial ownership information of the Reporting Persons and the Non-Reporting Person Stockholders as of October 17, 2012 (i.e., after giving effect to the October 2012 Share Repurchase but without giving effect to the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person Stockholder which occurred on February 28, 2013), please see the second and third paragraphs of subparagraph (a) of Item 5 below.

Item 4.         Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by the addition of the following information:

Amended and Restated Series E Stockholders’ Agreement

On February 28, 2013, the Issuer, GFINet and the other parties thereto entered into an Amended and Restated Series E Stockholders’ Agreement (the “Amended and Restated Series E Stockholders’ Agreement”). The Amended and Restated Series E Stockholders’ Agreement amends and restates the Series E Stockholders’ Agreement (as amended by the Stockholders’ Agreement Amendment).  The Amended and Restated Series E Stockholders’ Agreement was entered into by the parties thereto in connection with the purchase of shares of Series E-2 Preferred Stock and warrants exercisable for shares of Common Stock by Trimarc Capital Fund, L.P. (“Trimarc”), pursuant to the Unit Purchase Agreement, dated as of February 28, 2013, by and between Trimarc and the Issuer (the “Trimarc Purchase Agreement”). In connection with, and as a condition to the transactions contemplated by, the Trimarc Purchase Agreement, Trimarc executed the Amended and Restated Series E Stockholders’ Agreement.  Trimarc is not affiliated with the Reporting Persons.  However, by virtue of its ownership of Series E-2 Preferred Stock and its entry into the Amended and Restated Series E Stockholders’ Agreement, Trimarc may be deemed to be a Non-Reporting Person Stockholder for purposes of this Schedule 13D.

Pursuant to the Amended and Restated Series E Stockholders’ Agreement, each stockholder party thereto is required to vote, or cause to be voted, all voting shares owned by such stockholder (or over which such stockholder has voting control), from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at no more than eleven directors (rather than ten as formerly provided under the Series E Stockholders’ Agreement (as amended by the Stockholders’ Agreement Amendment)).

Additionally, the Amended and Restated Series E Stockholders’ Agreement amends certain provisions of the Series E Stockholders’ Agreement (as amended by the Stockholders’ Agreement Amendment) relating to the appointment of the members of the Board such that, in addition to the designation rights of Oak, GFINet, DBIC and Mida already provided for in the Series E Stockholders’ Agreement (as amended by the Stockholders’ Agreement Amendment), for so long as Trimarc continues to own at least 25% of the shares of the Series E-2 Preferred Stock acquired by it pursuant to the Trimarc Purchase Agreement, or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each stockholder a party to the Amended and Restated Series E Stockholders’ Agreement is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, one person designated by Trimarc.  All other provisions relating to the appointment of directors as provided in the Series E Stockholders’ Agreement (as amended by the Stockholders’ Agreement Amendment) remain unchanged and continue under the Amended and Restated Series E Stockholders’ Agreement.

The foregoing summaries of the Trimarc Purchase Agreement and the Amended and Restated Series E Stockholders’ Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated herein by reference as more specifically described under Item 7 hereof.

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement

On February 28, 2013, the Issuer, GFINet and the other parties thereto entered into an Amendment No. 1 to Second Amended and Restated Registration Rights Agreement (the “Amendment No. 1 to Second Amended and Restated Registration Rights Agreement”). The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement amends the Second Amended and Restated Registration Rights Agreement. The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement was entered into by the parties thereto in connection with the purchase of shares of Series E-2 Preferred Stock and warrants exercisable for shares of Common Stock by Trimarc, pursuant to the Trimarc Purchase Agreement.   In addition, in connection with, and as a condition to, the transactions contemplated by the Trimarc Purchase Agreement, Trimarc executed a joinder to the Second Amended and Restated Registration Rights Agreement (as amended by Amendment No. 1 to Second Amended and Restated Registration Rights Agreement).

The Amendment No. 1 to Second Amended and Restated Registration Rights Agreement amends the definition of “Securities” set forth in the Second Amended and Restated Registration Rights Agreement to include the shares of Series E-2 Preferred Stock and warrants exercisable for shares of Common Stock issued to (i) Trimarc pursuant to the Trimarc Purchase Agreement, and (ii) any other person that joins the Trimarc Purchase Agreement after the date thereof.

The foregoing summary of the Amendment No. 1 to Second Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise noted herein, the percentages used herein are calculated based on information provided by the Company that there were 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc in the Trimarc Purchase Agreement filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013.  Except as otherwise noted herein, the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on February 28, 2013.

(a)                                 As of the close of business on February 28, 2013, the Reporting Persons directly held or beneficially owned 2,667 shares of Series E Preferred Stock, 3,000 shares of Series E-2 Preferred Stock, and warrants to purchase an aggregate of 78,571,430 shares of Common Stock (of which 25,714,286 of such shares may be purchased pursuant to December 2011 Common Stock Warrants and 17,142,858 of such shares may be purchased pursuant to the June 2012 Common Stock Warrants).  As of February 28, 2013, such shares of Series E Preferred Stock are convertible into 41,866,159 shares of Common Stock, and such shares of Series E-2 Preferred Stock are convertible into 46,394,677 shares of Common Stock.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with the Non-Reporting Person Stockholders (as defined in Item 2 above).  On February 28, 2013, if the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 950,850,663, which represents approximately 90.7% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc in the Trimarc Purchase Agreement filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of February 28, 2013), and the exercise of warrants, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

For informational purposes, the following sets forth the beneficial ownership information for the Reporting Persons and the Non-Reporting Person Stockholders as of October 17, 2012 (i.e., after giving effect to the October 2012 Share Repurchase but prior to giving effect to the addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person Stockholder which occurred on February 28, 2013):

As of the close of business on October 17, 2012, the Reporting Persons directly held or beneficially owned 2,667 shares of Series E Preferred Stock, 3,000 shares of Series E-2 Preferred Stock, and warrants to purchase an aggregate of 78,571,430 shares of Common Stock (of which 25,714,286 of such shares were purchasable pursuant to December 2011 Common Stock Warrants and 17,142,858 of such shares were purchasable pursuant to the June 2012 Common Stock Warrants).  As of October 17, 2012, such shares of Series E Preferred Stock were convertible into 40,747,167 shares of Common Stock, and such shares of Series E-2 Preferred Stock are convertible into 45,135,969 shares of Common Stock.  If the Reporting Persons as of October 17, 2012 (which, for the avoidance of doubt, did not include Trimarc) were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 881,051,493, which represents approximately 90.1% of the shares of Common Stock outstanding.  For purposes of calculating the amounts set forth in this paragraph, the shares of Common Stock outstanding is based upon (a) 96,771,340 shares of Common Stock outstanding as of October 17, 2012 (which is equal to (i) 104,354,190 shares of Common Stock outstanding as of August 14, 2012, as represented by the Issuer in its quarterly report for the period ended June 30, 2012 filed on September 7, 2012, minus (ii) 7,582,850  shares of Common Stock reported by the Issuer as having been repurchased by the Issuer in its Current Report on Form 8-K, filed on October 17, 2012, plus (b) shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of October 17, 2012), and the exercise of warrants, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders. The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

(b)                                 Each Reporting Person may be deemed to share the power to (a) dispose or to direct the disposition of the 166,832,265 shares of Common Stock the Reporting Persons may be deemed to beneficially own (and convert into) as of February 28, 2013 and (b) vote or direct the vote of the 166,832,265 shares of Common Stock the Reporting Persons may be deemed to beneficially own for voting purposes as of February 28, 2013.

(c)                                  Except as set forth in Item 4 above, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 7.         Material to be Filed as Exhibits

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than GFI are identified as such.

Exhibit 99.1

Joint Filing Agreement, dated as of July 1, 2011, by and among GFI Group Inc. and GFINet Inc. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 8, 2011 (SEC File No. 005-80545)).

Exhibit 99.2

Exchange Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.3

Unit Purchase Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and certain other investors named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.4

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011 (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.5

Common Stock Warrant, dated February 2, 2011 (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011 (SEC File No. 000-51076)).

Exhibit 99.6

Common Stock Warrant, dated December 5, 2011 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies &

Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.8

Series E Stockholders’ Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.9

Letter Agreement, dated as of June 8, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on June 13, 2012 (SEC File No. 000-51076)).

Exhibit 99.10

Common Stock Warrant, dated June 8, 2012. Except with respect to the date of issuance, the expiration date and the number of shares of Common Stock into which it is exercisable, the terms of the Common Stock Warrant, dated June 8, 2012, is substantially the same as those of the Common Stock Warrant, dated December 5, 2011 and incorporated herein by reference as Exhibit 99.6.

Exhibit 99.11

Amendment No. 1 to Series E Stockholders’ Agreement, dated as of May 16, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on May 16, 2012 (SEC File No. 000-51076)).

Exhibit 99.12

Unit Purchase Agreement, dated as of February 28, 2013, by and between Bonds.com Group, Inc. and Trimarc Capital Fund, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.13

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, Trimarc Capital Fund, L.P. and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.14

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2013	GFI GROUP INC.

	By:	/s/ Scott Pintoff

Name: Scott Pintoff

Title: General Counsel and Corporate Secretary

Dated: March 7, 2013	GFINET INC.

	By:	/s/ Scott Pintoff

Name: Scott Pintoff

Title: General Counsel and Corporate Secretary

SCHEDULE I

GFI Group Inc.

Name and Position of Officer or Director	Principal Business Address	Citizenship
Michael Gooch (Chairman of the Board)	(1)	U.S.
Colin Heffron (Chief Executive Officer, President and Director)	(1)	U.S.
John Ward (Director)	(1)	U.S.
Marisa Cassoni (Director)	(1)	U.K.
Frank Fanzilli, Jr. (Director)	(1)	U.S.
Richard Magee (Director)	(1)	U.S.
James Peers (Chief Financial Officer)	(1)	U.S.
Ronald Levi (Chief Operating Officer)	(1)	U.K.
J. Christopher Giancarlo (Executive Vice President)	(1)	U.S.
Scott Pintoff (General Counsel and Corporate Secretary)	(1)	U.S.

(1) GFI Group Inc., 55 Water Street, New York, NY 10041

SCHEDULE II

GFINet Inc.

Name and Position of Officer or Director	Principal Business Address	Citizenship
Colin Heffron (Chief Executive Officer, President and Director)	(1)	U.S.
James Peers (Chief Financial Officer)	(1)	U.S.
Ronald Levi (Chief Operating Officer)	(1)	U.K.

(1) GFINet Inc., 55 Water Street, New York, NY 10041